                    SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 4) (1)

                    THE PEREGRINE REAL ESTATE TRUST
                           (Name of Issuer)

                 COMMON SHARES OF BENEFICIAL INTEREST
                    (Title of Class of Securities)

                               713662013
                            (CUSIP Number)



                     Michael E. Cahill, Esq.
               Managing Director & General Counsel
                       The TCW Group, Inc.
              865 South Figueroa Street, Ste. 1800
                      Los Angeles, CA 90017
                         (213) 244-0000

                           Kenneth Liang
               Managing Director and General Counsel
                  Oaktree Capital Management, LLC
                 550 South Hope Street, 22nd Floor
                      Los Angeles, CA 90071
                         (213) 614-0900
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        October 7, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box  [     ].

Check the following box if a fee is being paid with this statement  [     ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
[FN]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             THE TCW GROUP, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) [ ]   (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS(1)
             N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
             NEVADA




                                      7     SOLE VOTING POWER
                                            1,094,469

 NUMBER OF SHARES                     8     SHARED VOTING POWER
                                            0

 BENEFICIALLY OWNED                   9     SOLE DISPOSITIVE POWER
 BY REPORTING PERSON WITH                   1,094,469

                                      10    SHARED DISPOSITIVE POWER
                                            0



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               1,094,469

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES(1)
                                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               22.4%

14   TYPE OF REPORTING PERSON(1)
               HC, CO

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             ROBERT A. DAY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                  (a) [ ]   (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS(1)
             N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                              [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION




                                      7     SOLE VOTING POWER
                                              1,094,469
NUMBER OF SHARES                      8     SHARED VOTING POWER
                                              0
BENEFICIALLY OWNED
BY REPORTING PERSON WITH              9     SOLE DISPOSITIVE POWER
                                              1,094,469

                                     10     SHARED DISPOSITIVE POWER
                                              0




11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               1,094,469

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               22.4%

14    TYPE OF REPORTING PERSON(1)
               IN, HC

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TRUST COMPANY OF THE WEST

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) [ ]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS(1)
             N/A

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                       7     SOLE VOTING POWER
                                                 339,285
 NUMBER OF SHARES

                                       8     SHARED VOTING POWER
                                                    0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH              9     SOLE DISPOSITIVE POWER
                                                 339,285

                                      10     SHARED DISPOSITIVE POWER
                                                    0



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
             339,285

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               7.0%

14    TYPE OF REPORTING PERSON(1)
               CO

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW ASSET MANAGEMENT COMPANY

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) [ ]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS(1)
             N/A

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA






                                      7     SOLE VOTING POWER
                                               755,184
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               755,184

                                     10     SHARED DISPOSITIVE POWER
                                                     0




11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               755,184

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES(1)
                                             [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               15.5%

14  TYPE OF REPORTING PERSON(1)
               CO, IA

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) [ ]   (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS(1)
             N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                      7     SOLE VOTING POWER
                                               755,184
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               755,184

                                      10    SHARED DISPOSITIVE POWER
                                                     0



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               755,184

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)
                                              [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               15.5%

14    TYPE OF REPORTING PERSON(1)
               PN, IA

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS FUND IV

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [ ]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS(1)
             N/A


 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                      7     SOLE VOTING POWER
                                               317,396
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               317,396

                                      10     SHARED DISPOSITIVE POWER
                                                     0


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
             317,396

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)
                                               [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               6.5%

14    TYPE OF REPORTING PERSON(1)
               PN

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS PLUS FUND

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) [ ]   (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS(1)
             N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA




                                      7     SOLE VOTING POWER
                                               339,286
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               339,286

                                      10    SHARED DISPOSITIVE POWER
                                                     0



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               339,286

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES(1)                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               6.9%

14    TYPE OF REPORTING PERSON(1)
               PN

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           TCW SPECIAL CREDITS TRUST IV

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) [ ]   (b) [ ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS(1)
             N/A

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                      7     SOLE VOTING POWER
                                               273,617

 NUMBER OF SHARES                     8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                               273,617

                                      10    SHARED DISPOSITIVE POWER
                                                     0



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
               273,617

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES                   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               5.6%

14   TYPE OF REPORTING PERSON
               PN

 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             TCW SPECIAL CREDITS TRUST IVA

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a) [ ]   (b) [ ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS(1)
             N/A

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
             CALIFORNIA





                                      7     SOLE VOTING POWER
                                                65,668
 NUMBER OF SHARES
                                      8     SHARED VOTING POWER
                                                     0
 BENEFICIALLY OWNED
 BY REPORTING PERSON WITH             9     SOLE DISPOSITIVE POWER
                                                65,668

                                     10     SHARED DISPOSITIVE POWER
                                                     0



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               65,668

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES                     [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               1.3%

14    TYPE OF REPORTING PERSON
               PN

  1  NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     OAKTREE CAPITAL MANAGEMENT, LLC

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  / /
                                                           (b)  / /

  3  SEC USE ONLY

  4  SOURCE OF FUNDS(1)
     Not Applicable

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                         / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                     784,200
 BY REPORTING
 PERSON WITH                   8  SHARED VOTING POWER
                                                              0

                               9  SOLE DISPOSITIVE POWER
                                                        784,200

                              10  SHARED DISPOSITIVE POWER
                                                              0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                       784,200

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                 / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                          16.1%

 14  TYPE OF REPORTING PERSON
     IA; 00

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIION

  1  NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  / /

  3  SEC USE ONLY

  4  SOURCE OF FUNDS(1)
     Not Applicable

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                          / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                         258,786
 BY REPORTING
 PERSON WITH                   8  SHARED VOTING POWER
                                                                  0

                               9  SOLE DISPOSITIVE POWER
                                                            258,786

                              10  SHARED DISPOSITIVE POWER
                                                                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            258,786

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                 / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                               5.3%

 14  TYPE OF REPORTING PERSON
     IA; 00

                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  1  NAME OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  / /
                                                            (b)  / /

  3  SEC USE ONLY

  4  SOURCE OF FUNDS(1)
     Not Applicable

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                          / /

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED                                         446,994
 BY REPORTING
 PERSON WITH                   8  SHARED VOTING POWER
                                                                  0

                               9  SOLE DISPOSITIVE POWER
                                                            446,994

                              10  SHARED DISPOSITIVE POWER
                                                                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            446,994

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                 / /

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                               9.2%

 14  TYPE OF REPORTING PERSON
     IA; 00

                    *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

      The equity securities to which this Statement on Schedule 13D relates are the Common Shares of Beneficial Interest (the "Common Shares") of The Peregrine Real Estate Trust, a California real estate investment trust (the "Issuer"), with its principal executive offices located at 1300 Ethan Way, Suite 200, Sacramento, California 95825.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is filed on behalf of

      (1)  The TCW Group, Inc., a Nevada corporation ("TCWG");

      (2)  Robert Day, an individual;

      (3) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

      (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

      (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner
           ("Special Credits");

      (6) Two California limited partnerships, TCW Special Credits Fund IV ("Fund IV") and TCW Special Credits Plus Fund (the "Plus Fund") (hereinafter referred to as the "Special Credits Limited Partnerships") of which Special Credits is the general partner;

      (7) Two California collective investment trusts, TCW Special Credits Trust IV ("Trust IV") and TCW Special Credits Trust IVA ("Trust IVA") (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee;

      (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), general partner of the Real Estate Fund A and the Real Estate Fund B;

      (9) OCM Real Estate Opportunities Fund A, L.P., a Delaware limited partnership of which Oaktree is the general partner ("Real Estate Fund A"); and

     (10) OCM Real Estate Opportunities Fund B, L.P., a Delaware limited partnership of which Oaktree is the general partner ("Real Estate Fund B" and together with Real Estate Fund A, the "Oaktree Entities").

      TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trust. TAMCO is an investment advisor and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnerships. The Special Credits Limited Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

      Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims such control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

      Special Credits, the Special Credits Limited Partnerships and the Special Credits Trusts are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of a third party account (the "Special Credits Account") which invests in securities similar to those in which the Special Credits Entities invest.

      Oaktree is the general partner of the Real Estate Fund A and the Real Estate Fund B. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The Real Estate Fund A and the Real Estate Fund B are investment partnerships which invest in mortgages, real estate-related securities and fee interests in real estate. Oaktree is also the investment manager of a third party account (the "Oaktree Account") which invests in securities similar to those in which the Oaktree Entities invest. The address of the principal business and principal office for the Oaktree Entities is 550 South Hope Street, Suite 2200, Los Angeles, California 90071.

      (a)-(c) & (f)

     (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:



Executive Officers
------------------
Robert A. Day                         Chairman of the Board &
                                      Chief
                                      Executive Officer
Ernest O. Ellison                     Vice Chairman of the Board
Marc I. Stern                         President
Alvin R. Albe, Jr.                    Executive Vice President,
                                      Finance & Administration
Thomas E. Larkin, Jr.                 Executive Vice President &
                                      Group Managing Director
Michael E. Cahill                     Managing Director, General
                                      Counsel & Secretary
David K. Sandie                       Managing Director, Chief
                                      Financial Officer & Assistant
                                      Secretary

      Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

    (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:



Executive Officers & Directors
------------------------------

Robert A. Day                         Chairman of the Board &
                                      Chief
                                      Executive Officer
Ernest O. Ellison                     Director & Vice Chairman
Thomas E. Larkin, Jr.                 Director & President
Alvin R. Albe, Jr.                    Director & Executive Vice
                                      President, Finance &
                                      Administration
Marc I. Stern                         Director, Executive Vice
                                      President & Managing Director
Michael E. Cahill                     Managing Director, General
                                      Counsel & Secretary
David K. Sandie                       Managing Director, Chief
                                      Financial Officer &
                                      Assistant Secretary


     (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers & Directors
------------------------------
Robert A. Day                         Chairman of the Board & Chief
                                      Executive Officer
Thomas E. Larkin, Jr.                 Director & Vice Chairman of
                                      the Board
Marc I. Stern                         Director & Vice Chairman of the
                                      Board
Alvin R. Albe, Jr.                    Director, Executive Vice
                                      President, Finance &
                                      Administration
Michael E. Cahill                     Managing Director, General
                                      Counsel & Secretary
David K. Sandie                       Managing Director, Chief
                                      Financial Officer & Assistant
                                      Secretary


      (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.

      TAMCO is the Managing General Partner.  See information in paragraph
(iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

      (v) Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners.

     (vi) The members and executive officers of Oaktree, the general partner of the Real Estate Fund A and the Real Estate Fund B, and the investment manager of the Oaktree Account are listed below. The principal address for each member and executive officer of Oaktree and each Portfolio Manager of the Real Estate Fund is 550 S. Hope Street, Los Angeles, California 90071. All individuals listed below are citizens of the United States of America.


Executive Officers and Members
------------------------------
Howard S. Marks                Chairman and Principal
Bruce A. Karsh                 President and Principal
Sheldon M. Stone               Principal
David Richard Masson           Principal
Larry W. Keele                 Principal
Stephen A. Kaplan              Principal
Russel S. Bernard              Principal
David Kirchheimer              Managing Director and Chief Financial and
                               Administrative Officer
Kenneth Liang                  Managing Director and General Counsel

Portfolio Managers
-------------------------
Russel S. Bernard              Principal
Bruce A. Karsh                 President and Principal


      (d)-(e)

      During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, the Special Credits Account, Oaktree, the Real Estate Fund A, the Real Estate Fund B, the Oaktree Account, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable

ITEM 4.    PURPOSE OF TRANSACTION.

      The Issuer's Convertible Preferred Stock cannot convert to Common Stock of the Issuer within the next 60 days.

      On May 30, 1997, the TCW Related Entities and The Prudential Insurance Company of America ("PIC") entered into an agreement pursuant to which the TCW Related Entities agreed that at such time as PIC identifies an individual to serve as a trustee on the Board of Trustees of the Issuer, the TCW Related Entities shall (i) use commercially reasonable efforts to cause a trustee of the Issuer nominated by the TCW Related Entities to resign, and (ii) vote all of the shares of common stock held by the TCW Related Entities, or cause the Board of Trustees of the Issuer to take all necessary action, to elect the individual identified by PIC to the Board of Trustees of the Issuer.

      Although not parties to the letter agreement, the Oaktree Entities subsequently indicated that they intended to cause certain of their representatives who serve on the Issuer's board to vote in favor of the trustee nominated by PIC. On or about October 1, 1997, PIC informed the TCW Related Entities and the Oaktree Entities that PIC had identified Michael Joseph as a prospective member of the Issuer's board. On or about October 7, 1997, Bruce Karsh resigned from the Board of Trustees. At a meeting of the Board of Trustees on October 7, 1997, Michael Joseph was elected to the Board of Trustees.

      The TCW Related Entities and the Oaktree Entities intend to review on a continuing basis their respective investments in the Common Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Common Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, each of the TCW Related Entities and the Oaktree Entities may, from time to time, retain or sell all or a portion of their respective holdings of the Common Shares in the open market or in privately negotiated transactions and such open market and privately negotiated purchases or sales may be made at any time without further prior notice. Any actions that the TCW Related Entities or the Oaktree Entities might undertake with respect to the Common Shares will be dependent upon their review of numerous factors, including, among other things, the availability of Common Shares for purchase and the price levels of such Common Shares, general market and economic conditions as well as those in the areas in which the Issuer's properties are located, ongoing evaluation of the Issuer's business, financial condition, properties, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Trustees of the Issuer, and other future developments.

     Each of the TCW Related Entities and the Oaktree Entities plan to continue to review various alternatives available to enhance the value of the Issuer and its assets and engage in discussions with other creditors and shareholders of the Issuer regarding such alternatives. Such review and discussions may result in a decision by the TCW Related Entities and/or the Oaktree Entities to pursue in cooperation with the Issuer and/or other creditors and shareholders of the Company one or more restructuring options.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      As of the date of this Schedule 13D, Fund IV beneficially owns 317,396 shares of the Issuer's Common Shares which is approximately 6.5% of the Issuer's outstanding Common Shares; the Plus Fund beneficially owns 339,286 shares of the Issuer's Common Shares which is approximately 6.9% of the Issuer's outstanding Common Shares; Special Credits, as the general partner of the Special Credits Limited Partnerships and as investment manager of the Special Credits Account may be deemed to beneficially own 755,184 of the Issuer's Common Shares which is approximately 15.5% of the Issuer's outstanding Common Shares.

      As of the date of this Schedule 13D, Trust IV beneficially owns 273,617 shares of the Issuer's Common Shares which is approximately 5.6% of the Issuer's outstanding Common Shares. Trust IVA beneficially owns 65,688 shares of the Issuer's Common Shares which is approximately 1.3% of the Issuer's outstanding Common Shares; TCW, as the trustee of the Special Credits Trusts, may be deemed to beneficially own 339,285 shares of the Issuer's Common Shares which is approximately 7.0% of the Issuer's outstanding Common Shares.

      TAMCO, as the managing partner of Special Credits may be deemed to beneficially own the Issuer's Common Shares held by the Special Credits Limited Partnerships and the Special Credits Account, all of which constitutes 755,184 shares or approximately 15.5% of the Issuer's outstanding Common Shares.

      TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities and the Special Credits Account, all of which constitutes 1,094,469 shares of the Issuer's Common Shares (approximately 22.4% of the outstanding shares of the Issuer's Common Shares). TCWG, TCW, TAMCO and Special Credits each disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement. Bruce A. Karsh, Howard S. Marks, D. Richard Masson and Sheldon M. Stone each disclaim ownership of the shares of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any of such individuals is the beneficial owner of any securities covered by this Statement.

      Mr. Day may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities, all of which constitutes 1,094,469 shares of the Issuer's Common Shares (approximately 22.4% of the Issuer's outstanding Common Shares). Mr. Day disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

     The Real Estate Fund A beneficially owns 258,786 shares of the Issuer's Common Shares which is approximately 5.3% of the Issuer's outstanding Common Shares. The Real Estate Fund B beneficially owns 446,994 shares of the Issuer's Common Shares which is approximately 9.2% of the Issuer's outstanding Common Shares. The Oaktree Account beneficially owns 78,420 shares of the Issuer's Common Shares which is approximately 1.2% of the Issuer's Common Shares.

     Oaktree, as general partner of the Real Estate Fund A, the Real Estate Fund B and investment manager of 78,420 shares held by the Oaktree Account, may be deemed to beneficially own the Issuer's Common Shares held by the Real Estate Fund A, the Real Estate Fund B and the Oaktree Account, all of which constitutes 784,200 shares or approximately 16.1% of the Issuer's outstanding Common Shares.

      (b) Special Credits, as the sole general partner of the Special Credits Limited Partnerships, has discretionary authority and control over all of the assets of the Special Credits Limited Partnerships pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits
Limited Partnerships.   In addition, Special Credits, as the investment
manager of the Special Credits Account, has discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account, including the power to vote and dispose of the Issuer's Common Shares held in the name of the Special Credits Account. Therefore, Special Credits has the sole power to vote and dispose of 755,184 of the Issuer's Common Shares.

      TAMCO, as the managing general partner of Special Credits, also has the power to vote and dispose the Issuer's Common Shares held by Special Credits referenced above. Therefore, TAMCO has the sole power to vote and dispose of 755,184 of the Issuer's Common Shares.

      TCW, as the trustee of the Special Credits Trust, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreements for such trusts including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits Trusts. Therefore, TCW has the sole power to vote and dispose of 339,285 of the Issuer's Common Shares.

      TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Shares that the other TCW Related Entities have the sole power to vote and dispose, all of which constitutes 1,094,469 shares of the Issuer's Common Shares.

     Oaktree, as the sole general partner of the Real Estate Fund A, the Real Estate Fund B and investment manager of the Oaktree Account, has discretionary authority and control over all of the assets of the Real Estate Fund A, the Real Estate Fund B and the Oaktree Account, pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Shares held by the Real Estate Fund A, the Real Estate Fund B and the Oaktree Account. Therefore, Oaktree has the sole power to vote and dispose of 784,200 of the Issuer's Common Shares.

      (c) None of the TCW Related Entities, and to the best of their knowledge, none of their respective officers, directors or general partners has effected transactions involving the Issuer's Common Shares during the last 60 days.

      None of the Oaktree Entities, and to the best of their knowledge, none of their respective officers, directors or general partners has effected transactions involving the Issuer's Common Shares during the last 60 days.

      (d) The investment advisory clients of TCWG and the partners of the various partnerships managed by the TCW Related Entities have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities for which each of TCWG and any of the other TCW Related Entities has sole voting power. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Shares. Neither Mr. Day nor TCWG nor any of the TCW Entities has a pecuniary interest in any of the Issuer's Common Shares reported herein.

      Oaktree has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities for which any of the Oaktree Entities has sole voting power.

      (e) Not applicable

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER.

      On May 30, 1997, the TCW Related Entities and PIC entered into an agreement pursuant to which the TCW Related Entities agreed that at such time as PIC identifies an individual to serve as a trustee on the Board of Trustees of the Issuer, the TCW Related Entities shall (i) use commercially reasonable efforts to cause a trustee of the Issuer nominated by the TCW Related Entities to resign, and (ii) vote all of the shares of common stock held by the TCW Related Entities, or cause the Board of Trustees of the Issuer to take all necessary action, to elect the individual identified by PIC to the Board of Trustees of the Issuer.

      Although not parties to the letter agreement, the Oaktree Entities subsequently indicated that they intended to cause certain of their representatives who serve on the Issuer's board to vote in favor of the trustee nominated by PIC.

      On or about October 1, 1997, PIC informed the TCW Related Entities and the Oaktree Entities that PIC had identified Michael Joseph as a prospective member of Issuer's board. On or about October 7, 1997, Bruce Karsh resigned from the Board of Trustees. At a meeting of the Board of Trustees on October 7, 1997, Michael Joseph was elected to the Board of Trustees. Thus, except as described below, there are no agreements by and among the TCW Related Entities and the Oaktree Entities, and by either or both of them and any other person, regarding the transfer or voting of any Common Shares of the Issuer.

      Special Credits, as general partner of the Special Credits Limited Partnerships, receives a fee for managing all the assets of each Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Account, receives a management fee for managing the assets of the Special Credits Account.


      TCW, as trustee of the Special Credits Trusts, receives a management fee for managing all the assets of Special Credits Trusts.

      Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, there are no contracts, understandings or relationships (legal or otherwise) among or between any member of the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit I: A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit II: A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                               SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 29th of October, 1997.

THE TCW GROUP, INC.


/s/ Mohan V. Phansalkar
-----------------------------------------
Mohan V. Phansalkar, Authorized Signatory


TRUST COMPANY OF THE WEST


/s/ Kenneth Liang
-----------------------------------------
Kenneth Liang, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


/s/ Kenneth Liang
-----------------------------------------
Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS


/s/ Kenneth Liang
-----------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IV


/s/ Kenneth Liang
-----------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits
Fund IV


TCW SPECIAL CREDITS PLUS FUND


/s/ Kenneth Liang
-----------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits Plus
Fund




TCW SPECIAL CREDITS TRUST IV



/s/ Kenneth Liang
-----------------------------------------
Kenneth Liang, Authorized Signatory
of Trust Company of the West,
the trustee of TCW Special
Credits Trust IV

TCW SPECIAL CREDITS TRUST IVA



/s/ Kenneth Liang
-----------------------------------------
Kenneth Liang, Authorized
Signatory of Trust Company
of the West, the trustee
of TCW Special Credits
Trust IVA


ROBERT A. DAY


By: /s/ Mohan V. Phansalkar
    -------------------------------------
    Mohan V. Phansalkar
    Under Power of Attorney dated
    January 30, 1996, on file with
    Schedule 13G Amendment No. 1 for
    Matrix Service Co. dated January 30, 1996


OAKTREE CAPITAL MANAGEMENT, LLC

By: /s/ Kenneth Liang
    -------------------------------------
    Kenneth Liang
    Managing Director and General Counsel


OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.

By: /s/ Kenneth Liang
    -------------------------------------
    Kenneth Liang
    Managing Director of Oaktree Capital Management, LLC,
    the General Partner of OCM Real Estate
    Opportunities Fund A, L.P.


OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.

By: /s/ KENNETH LIANG
    -------------------------------------
    Kenneth Liang
    Managing Director of Oaktree Capital Management, LLC,
    the General Partner of OCM Real Estate
    Opportunities Fund B, L.P.

                              SCHEDULE I
                          BOARD OF DIRECTORS
                                  OF
                            TCW GROUP, INC.


All of the following individuals are directors of TCW Group, Inc.

Each director is a citizen of the United States of America unless otherwise specified below:

Howard P. Allen                       Harold R. Frank
Former Chairman & CEO                 Chairman of the Board
Southern California Edison            Applied Magnetics
Corporation                           75 Robin Hill Rd.
2244 Walnut Grove Blvd.               Goleta, CA 93017
Rosemead, CA 91770

John M. Bryan                         Carla A. Hills
Partner                               1200 19th Street, N.W.
Bryan & Edwards                       5th Floor
600 Montgomery Street, 35th Floor     Washington, D.C.  20036
San Francisco, CA 94111
                                      Dr. Henry A. Kissinger
Robert A. Day                         Chairman
Chairman of the Board                 Kissinger Associates, Inc.
Chairman and Chief Executive Officer  350 Park Avenue, 26th Floor
Trust Company of the West             New York, NY 10022
200 Park Avenue, Suite 2200
New York, New York 10166              Thomas E. Larkin, Jr.
                                      President
                                      Trust Company of the West
                                      865 S. Figueroa St. Suite 1800
                                      Los Angeles, CA 90017

Damon P. de Lazlo, Esq.               Kenneth L. Lay
Managing Director of Harwin           Chairman and Chief Executive
Engineers S.A., Chairman &            Officer
D.P. Advisors Holdings Limited        Enron Corp.
Byron's Chambers                      1400 Smith Street
A2 Albany, Piccadilly                 Houston, TX 77002-7369
London W1V 9RD - England
(Citizen of United Kingdom)           Michael T. Masin, Esq.
                                      Vice Chairman
William C. Edwards                    GTE Corporation
Partner                               One Stamford Forum
Bryan & Edwards                       Stamford, CT 06904
300 Sand Hill Road, Suite 190
Menlo Park, CA 94025                  Edfred L. Shannon, Jr.
                                      Investor/Rancher
Ernest O. Ellison                     1000 S. Fremont Ave.
Vice Chairman                         Alhambra, CA 91802
Trust Company of the West
865 S. Figueroa Street, Suite 1800    Robert G. Sims
Los Angeles, CA 90017                 Private Investor
                                      11828 Rancho Bernardo
                                      Box 1236
                                      San Diego, CA 92128

                                      Marc I. Stern
                                      President
                                      The TCW Group, Inc.
                                      865 S. Figueroa St., Ste. 1800
                                      Los Angeles, CA 90017

                                                                     Exhibit I

                            JOINT FILING AGREEMENT


      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of October 29, 1997


                           The TCW Group, Inc.


                           By:  /s/ Mohan V. Phansalkar
                                -------------------------------------
                                Mohan V. Phansalkar
                                Authorized Signatory

                           Robert Day

                           By:  /s/ Mohan V. Phansalkar
                                -------------------------------------
                                Under Power of Attorney dated
                                January 30, 1996 on file with
                                Schedule 13G for Matrix Service
                                Co. dated January 30, 1996

                                                                   EXHIBIT II

                        JOINT FILING AGREEMENT

     The undersigned acknowledges and agrees that the foregoing statement on
Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of October 29, 1997

OAKTREE CAPITAL MANAGEMENT, LLC


By: /s/ Kenneth Liang
   ----------------------------------
        Kenneth Liang
        Managing Director and General Counsel


OCM REAL ESTATE OPPORTUNITIES FUND A, L.P.


By: /s/ Kenneth Liang
   ----------------------------------
        Kenneth Liang
        Managing Director and General Counsel of Oaktree Capital
        Management, LLC, the General Partner of OCM Real Estate Opportunities Fund A, L.P.


OCM REAL ESTATE OPPORTUNITIES FUND B, L.P.


By: /s/ Kenneth Liang
   ----------------------------------
        Kenneth Liang
        Managing Director and General Counsel of Oaktree Capital
        Management, LLC, the General Partner of OCM Real Estate Opportunities Fund B, L.P.